

January 6, 2011

Michael H. Braun
Chief Executive Officer
21st Century Holding Company
3661 West Oakland Park Boulevard
Suite 300
Lauderdale Lakes, FL 33311

> **Re:** **21st Century Holding Company**
> **Form 10-K**
> **Filed March 26, 2010**
> **File No. 000-25001**

Dear Mr. Braun:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director